UPDATE ON COMBINATION WITH NYSE EURONEXT: Additional acceptance period of Alpha Beta exchange offer from 19 July to 1 August 2011

Deutsche Börse AG (“Deutsche Börse”) has issued the following update with respect to the offer by Alpha Beta Netherlands Holding N.V. (“Alpha Beta”) to exchange one share of Alpha Beta for each share of Deutsche Börse (the “Offer”):

▪ NYSE Euronext shareholders have approved the planned combination during an extraordinary shareholders' meeting on 7 July 2011. Based on the preliminary results 65.68 percent of the outstanding common shares approved the planned combination.

▪ Deutsche Börse shareholders have approved the planned combination with NYSE Euronext. In the initial acceptance period, which ended on 13 July 2011, 160.734.462 shares in Deutsche Börse have been tendered. This translates into a final acceptance ratio of 82.43 percent and clearly exceeds the minimum acceptance ratio of 75%.

▪ As a result of this acceptance level achieved in the initial acceptance period, the Deutsche Börse shares (ISIN DE0005810055) will be replaced in the DAX® and EURO STOXX 50® with the tendered share class of Deutsche Börse (ISIN DE000A1KRND6) on 20 July 2011.

▪ In the FTSE and MSCI indices the Deutsche Börse shares (ISIN DE0005810055) will be replaced with the tendered share class of Deutsche Börse (ISIN DE000A1KRND6) effective 2 August 2011.

▪ As provided for in the German Securities Acquisition and Takeover Act (WpÜG), there will be another two-week period (‘Additional Acceptance Period’) from 19 July to 1 August 2011 during which Deutsche Börse shareholders may still tender their shares. The conditions of the Offer remain unchanged during this Additional Acceptance Period.

▪ Each ordinary tendered Deutsche Börse share is marked as a “Tendered Share” and is immediately tradable under a new ISIN (DE000A1KRND6) on the Frankfurt Stock Exchange via Xetra until exchanged into Alpha Beta shares upon completion of the combination.

▪ Shareholders who intend not to tender their Deutsche Börse shares during the Additional Acceptance Period should consider the following:

      - Deutsche Börse shares that are not tendered (ISIN DE0005810055) will be removed from the DAX and EURO STOXX 50 on 20 July 2011 and thus it is expected that the trading liquidity will decline.

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      - Those Deutsche Börse shareholders who have tendered their ordinary shares, and therefore upon consummation of the transaction receive Alpha Beta shares in exchange for their Deutsche Börse ordinary shares, will be entitled to receive the previously announced €2.00 special dividend that NYSE Euronext and Deutsche Börse have recommended to be paid by Alpha Beta following the completion of the combination.

       - After the completion of the combination Alpha Beta intends to enter into a domination and/or profit and loss transfer agreement with Deutsche Börse. Through such agreement the rights of Deutsche Börse shareholders, like for instance future participation in the profits of Deutsche Börse, will be limited.

       - The compensation as part of the domination and/or profit and loss transfer agreement will be made in Alpha Beta shares and, as far as legally possible, will be structured in a way that it will not exceed the consideration of the offer of one Alpha Beta share.
However, based on the respective methods of calculation, the compensation could fall below the Offer consideration of one Alpha Beta share.

▪	In order to exchange Deutsche Börse shares into Alpha Beta shares, instructions to tender must be provided to the respective depository bank by 1 August 2011 at the latest. Depository banks should be contacted well ahead of the expiration of the Additional Acceptance Period on 1 August 2011 to ensure that Deutsche Börse shares can be exchanged in time.
▪	Additional information about the Offer can be found at www.global-exchange- operator.com; and
▪	Questions regarding the Offer and related issues can be directed to Deutsche Börse Investor Relations at +49 (69) 211 12433 or to D.F. King, the information agent for the Offer, European Toll-Free at 00 800 5464 5464 (Banks and Brokers call +44 20 7920 9700), North American Toll-Free 1 (800) 735-3591 (Banks and Brokers call 1 (212) 269-5550.

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Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or

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foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial In-struments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.